SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 11-K


(Mark One)

  [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 [FEE REQUIRED]

     For the fiscal year ended December 31, 1993


                               OR

  [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from _____________ to ___________


  Commission file number 33-34149



          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


    Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan


          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                      Bob Evans Farms, Inc.
                     3776 South High Street
                      Columbus, Ohio  43207

                     REQUIRED INFORMATION


          The following financial statements and schedules for the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan are being filed herewith:


Description                                            Page No.


Audited Financial Statements:

Report of Independent Auditors                         Page 7.

Statements of Net Assets Available for Plan            Page 8.
  Benefits at December 31, 1993 and December 31,
  1992

Statements of Changes in Net Assets Available          Page 9.
  for Plan Benefits for the Years Ended
  December 31, 1993 and December 31, 1992

Notes to Financial Statements -- December 31, 1993     Pages 10
                                                       through 15.

Schedules:

Assets Held for Investment -- December 31, 1993        Pages 16
                                                       through 21.

Transactions or Series of Transactions in Excess
  of 5% of the Current Value of Plan Assets for        Pages 22
  the Year Ended December 31, 1993                     and 23.






          The following exhibit is being filed herewith:


Exhibit No.         Description                        Page No.

     1              Consent of Ernst & Young,     Page 25.
                    Independent Auditors

                             SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              BOB EVANS FARMS, INC. AND AFFILIATES
                              401K RETIREMENT PLAN
                              (Name of Plan)


Date:  June 28, 1994          By: /s/ David P. McHolland
                                 David P. McHolland, Chairman of
                                 the Bob Evans Farms, Inc. and
                                 Affiliates 401K Retirement Plan
                                 Committee (also known as the
                                 Deferral Plan Committee)

                BOB EVANS FARMS, INC. AND AFFILIATES
                         401K RETIREMENT PLAN
                      ANNUAL REPORT ON FORM 11-K
                FOR FISCAL YEAR ENDED DECEMBER 31, 1993


                     INDEX TO FINANCIAL STATEMENTS


Description                                         Page No.


Audited Financial Statements:

Report of Independent Auditors                         Page 7.

Statements of Net Assets Available for Plan            Page 8.
  Benefits at December 31, 1993 and December 31,
  1992

Statements of Changes in Net Assets Available          Page 9.
  for Plan Benefits for the Years Ended
  December 31, 1993 and December 31, 1992

Notes to Financial Statements -- December 31, 1993     Pages 10.
                                                       through 15.

Schedules:

Assets Held for Investment -- December 31, 1993        Pages 16
                                                       through 21.

Transactions or Series of Transactions in Excess       Pages 22
  of 5% of the Current Value of Plan Assets for        and 23.
  the Year Ended December 31, 1993

                BOB EVANS FARMS, INC. AND AFFILIATES
                         401K RETIREMENT PLAN
                      ANNUAL REPORT ON FORM 11-K
                FOR FISCAL YEAR ENDED DECEMBER 31, 1993


                           INDEX TO EXHIBITS

Exhibit No.         Description                        Page No.

     1              Consent of Ernst & Young,          Page 25.
                    Independent Auditors

                           Audited Financial Statements and Schedules

                           Bob Evans Farms, Inc. and Affiliates
                           401K Retirement Plan

                           Years ended December 31, 1993 and 1992
                           with Report of Independent Auditors

                Bob Evans Farms, Inc. and Affiliates
                         401K Retirement Plan

              Audited Financial Statements and Schedules


             Years ended December 31, 1993 and 1992




                            Contents

Report of Independent Auditors .                            1

Audited Financial Statements
Statements of Net Assets Available for Plan Benefits        2
Statements of Changes in Net Assets Available for
  Plan Benefits                                             3
Notes to Financial Statements                               4

Schedules

Assets Held for Investment                                 10
Transactions or Series of Transactions in Excess of 5% of
  the Current Value of Plan Assets                         16

                 Report of Independent Auditors

Participants of the
Bob Evans Farms, Inc. and Affiliates 401K
    Retirement Plan

We have audited the accompanying statements of net assets available for plan benefits of Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan (the Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1993 and transactions or series of transactions in excess of 5% of the current value of plan assets for the year ended December 31, 1993, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the December 31, 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the December 31, 1993 financial statements taken as a whole.

                                          ERNST & YOUNG

Columbus, Ohio
March 31, 1994

   Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan

      Statements of Net Assets Available for Plan Benefits



                                            December 31
                                          1993           1992
Assets
Assets held for investment (Note 1)
Cash and short-term investments         $  3,483,392   $2,940,556
401K funds investments (Note 6)         20,097,111     13,256,848
U.S. government and agency obligations  4,123,896      4,655,565
Corporate notes                         3,581 ,179     4,213,582
Corporate stocks                        20,541,953     20,379,719
Real estate joint ventures              231,877        231,877
                                        52,059,408     45,678,147
Receivables
Employer receivable (Note 6)            2,162,511      1,631,143
Accru ed interest receivable            202,949        240,245
Employee withholdings receivable (Note 6)440,073       340,775
Other                                        -          2,953
                                        2,805,533      2,215,1 16
Total assets                            54,864,941     47,893,263

Liabilities
Benefits payable                        2,623,947      1,117,800
Net assets available for plan benefits  $52,240,994  $46,775,463


See accompanying notes.

   Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan




Statements of Changes in Net Assets Available for Plan  Benefits


                                       Year ended December 31
                                         1993            1992
Additions:
Employer contributions                  $  3,015,000  $ 2,337,313
Employee contributions                  5,485,260     4,389,500
Interest and dividends                  1,739,4 27    1,686,251
Net realized and unrealized
appreciation in current value of
investments (Note 4)                    767,143       2,037,934
Transfers from other plans (Note 8)        -            835,471
                                        11,006,830    11,277,554

Deductions:
Administrative expenses                 346,381       8,915
Profit sharing plan distributions -
terminations and retirements            5,194,918     3,119,092

Net increase                            5,465,531     8,158,462

Net assets available for plan benefits
at beginning of year                    46,775,463    38,617,001

Net assets available for plan benefits
at end of year                          $52,240,994   $46,775,463


See accompanying notes.


1. Significant Accounting Policies

Valuation of Investments

Investments are stated at current value. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.

The change in the difference between the cost of investment and the current value since the last valuation date is reflected in the statement of changes in net assets available for plan benefits as net unrealized appreciation (depreciation) in current value of investments.

Net realized gain on sale of investments is the difference between the proceeds received and the specific cost of investments sold.

Administrative Expenses

For the year ended December 31, 1993, administrative expenses of the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan (the Plan) are borne by the Plan. For the year ended December 31, 1992, Bob Evans Farms, Inc. (the Company) bore the expenses for accounting and administrative services.

Reclassifications

Certain 1992 amounts have been reclassified to conform with the 1993 classification.

2. Description of the Plan

The Plan is a contributory retirement plan which enables substantially all full-time employees of the Company to share in the profits of the Company and to defer a percentage of their wages as a contribution to the Plan with a portion matched by the Company.

Each year the Board of Directors determines an amount that the Company may contribute as the Companys profit sharing, match, or base contributions, to the Plan. This amount cannot exceed the maximum amount deductible for federal income tax purposes.
Profit sharing contributions are allocated among the participating employees on the basis of and in proportion to their respective compensations, not in excess of the amount determined by the Secretary of the Treasury. Matching contributions are made in the proportion of the participant's deferred compensation. The base contribution is allocated to all participants equally. Forfeitures resulting from unvested benefits of the profit sharing fund are reallocated to remaining participants based on their respective balances at the beginning of the plan year. Forfeitures resulting from unvested benefits of the employer matching fund shall be used to reduce present and future employer matching contributions.

The Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan. In the event of termination, participants shall acquire nonforfeitable interests in amounts then credited to their accounts.

3. Benefits

Assets available for plan benefits are allocated among the participating employees on the basis of their account balances. Benefits are determined based on the contributions provided by and allocated to them as described in Note 2, and their allocable share of the income and expenses of the Plan. With respect to the profit sharing and matching employer contribution, participants are twenty percent vested after three years and graduating to one hundred percent vested after seven years. Participants are fully vested in their contribution and the Company's base contribution.

Benefits are generally payable upon the employee's death, retirement, disability, or termination. Benefit payments allow the participant to elect to purchase an annuity contract from a reserve life insurance company as well as taking either a lump sum distribution or equal monthly installments over a period not to exceed ten years.

4. Investments

The Plan's investments are held by a trust fund administered by National City Bank. During the years ended December 31, 1993 and
1992, the Plan's investments (including investments bought, sold, exchanged, as well as held during the year) appreciated or depreciated in current value as follows:

                                        1993           1992
Short-term investments                  $35,620       $23,253
401K funds investments                  658,730       625,892
U.S. government and agency obligations  (78,302)      (40,383)
Corporate notes                         40,762        (33,253)
Corporate stocks                        110,333       1,479,358
Real estate joint ventures                -           (16,933)
                                        $767,143      $2,037,934

The current value of individual investments that represent 5% or more of the Plan's assets is as follows:

                                             December 31
                                          1993           1992
Bob Evans Farms, Inc. common stock      $14,486,041   $11,679,477

NCC Money Market Portfolio (Trust)      5,350,517     5,535,255

NCC Equity Fund                         5,401,717     3,507,512

NCC Fixed Income Fund                   4,640,020     2,597,365


5. Transactions with Party-In-Interest

The Plan currently owns 662,219 shares of the Company's common stock. Of this amount, 134,333 shares were purchased during the year ended December 31, 1993. The current market value of stock represents amounts provided by National City Bank, Trustee. Cash dividends received from the Company were $154,646 and $111,712 for the years ended December 31, 1993 and 1992, respectively.

6. Detail of Employee Investment Funds

Under the terms of the Plan, participants may direct their contributions in ten percent increments to three different investment funds; a money market fund, a managed fund, and a Bob
Evans stock fund. The following tables describe the allocation of the net assets and the changes in net assets of these employee directed funds:

                   Money      Managed     Bob Evans      Total
                   Market      Fund       Stock
                   Fund                   Fund

Invested assets    $3,407,713  $10,048,255 $6,641,143    $20,097,111
Employee
withholdings
receivable         106,062     150,666     183,345       440,073
Accrued investment
income             9,138            11         467       9,616
Net assets of
employee directed
funds at
December 31, 1993  $3,522,913  $10,198,932 $6,824,955    $20,546,800


Invested assets    $3,202,723  $6,290,389  $3,763,736    $13,256,848
Employee
withholdings
receivable         119,375     94,500      126,900       340,775
Accrued investment
income             8,620       23,217      482           32,319
Net assets of
employee directed
funds at December
31, 1992           $3,330,718  $6,408,106  $3,891,118    $13,629,942


Changes in net assets for the year ended December 31, 1993:

                   Money      Managed     Bob Evans      Total
                   Market      Fund       Stock
                   Fund                   Fund


Allocated employer
contributions      $219,713    $1,886,006  $231,657      $2,337,376
Employee
contributions      1,326,005   1,962,142   2,197,113     5,485,260
Investment gains   79,304      491,455     471,563       1,042,322
Distributions      (454,804)   (952,823)   (540,473)     (1,948,100)
Transfer between
funds              (978,023)   404,046     573,977          -
Net increase       192,195     3,790,826   2,933,837     6,916,858
Net assets at
beginning of
period             3,330,718   6,408,106   3,891,118     13,629,942
Net assets at end
of period          $3,522,913  $10,198,932 $6,824,955    $20,546,800


Of the employer contributions for the match and base contribution totalling $3,015,000, $852,489 has been made to the Plan, but had not been allocated to the 401K funds as of December 31, 1993.
The remaining $2,162,511 is a receivable of the Plan at December 31, 1993.

Changes in net asets for the year ended December 31, 1992:

                   Money      Managed     Bob Evans      Total
                   Market      Fund       Stock
                   Fund                   Fund
Allocated employer
contributions      $   142,588 $2,027,010  $     63,650  $  2,233,248
Employee
contributions      1,471,770   1,359,519   1,558,211     4,389,500
Investment gains   99,317      400,690     488,664       988,671
Distributions      (332,404)   (531,217)   (239,087)     (1,102,708)
Transfers between
funds              (452,649)   63,923      388,726            _
Transfers from
other plans        213,492     307,460     268,388       789,340
Net increase       1,142,114   3,627,385   2,528,552     7,298,051
Net assets at
beginning of
period             2,188,604   2,780,721   1,362,566     6,331,891
Net assets at
end of period      $3,330,718  $6,408,106  $3,891,118    $13,629,942


Of the employer contributions for the match and base contribution totaling $2,337,313, $706,170 has been made to the Plan, but had not been allocated to the 401(k) funds as of December 31, 1992.
The remaining $1,631,143 is a receivable of the Plan at December 31, 1992.

7. Income Tax Status

Prior to the amendment to permit participant contributions, the Internal Revenue Service has ruled that the Plan qualified under
Section 401(a) of the Internal Revenue Code (IRC) and was, therefore, not subject to tax under present income tax laws. The Plan has not applied for a determination status for the amended plan.

8. Transfers from Other Plans

During 1992, the Company acquired the net assets of another company (the Subsidiary) whose employees were enrolled in the Subsidiary's employee benefit plan. In conjunction with the acquisition, the Subsidiary's plan was terminated. The assets were contributed to the Plan and allocated to the 401(k) funds in accordance with the participants' requests. All employees eligible under the Subsidiary's plan were included in the Plan.



Face Value
or Number
of Shares    Description                               Current
                                        Cost           Value

             SHORT-TERM INVESTMENTS
250,000      Federal Farm Credit Banks,
             8.625%, due 9/1/94         $ 247,930      $ 258,275
300,000      Federal National Mortgage
             Assn., 8.9%, due 8/10/94     299,719      309,630
300,000      Federal National Mortgage
             Assn., 9.25%, due 11/10/94 302,484        313,200
75,000       Ford Motor Credit Company,
             7.5%, due 3/1/94           69,776         75,445
250,000      ITT Corporation, 8.85%,
             due 6/20/94                248,750        255,038
300,000      Phil lip Morris, Inc.,
             8.75%, due 11/15/94        299,475        311,109
1,852,065    NCC Money Market Portfolio 1,852,065      1,852,065
107,911      NCC Government Portfolio   107,911        107,911
719          Participant Loan           719            719
                                        3,428,829      3,483,392

             401K FUNDS INVESTMENTS
299,745      Bob Evans Farms, Inc.,
             common stock               5,191,417      6,556,922
42,488       National City Bank Equity
             Fund                       4,996,122      5,401,717
42,804       National City Bank Fixed
              Income Fund               4,407,745      4,640,020
3,498,452    NCC Money Market
             Portfolio`                 3,498,452      3,498,452
                                        18,093,736     20,097,111

             U.S. GOVERNMENT AND AGENCY OBLIGATIONS

300,000      U.S. Treasury Notes, 8.50%
              note, due 5/15/97         299,203        334,593
500,000      U.S. Treasury Notes, 5.50%
             note, due 4/15/00          498,516        504,220
200,000      Federal Farm Credit Banks,
             9.30% note, due 6/27/00    200,000        214,940



Face Value
or Number
of Shares    Description                               Current
                                        Cost           Value


             U.S. GOVERNMENT AND AGENCY OBLIGATIONS
             (continued)
500,000      Federal Farm Credit Banks,
             7.875% note, due 10/10/01  497,969        515,750
300,000      Federal Home Loan Banks,
             9.00% note, due 3/27/95    300,000        318,000
250,000      Federal National Mortgage
             Assn., 8.20% note, due
             8/10/98                    259,766        264,050
300,000      Federal National Mortgage
             Assn., 7.64% note, due
             5/6/99                     300,000        320,835
300,000      Federal National Mortgage
             Assn., 7.05% note, due
             12/18/98                   299,906        313,860
200,000      Federal National Mortgage
             Assn., 6.45% note, due
             6/10/03                    199,625        201,860
150,000      Federal National Mortgage
             Assn., 6.80% note, due
             10/23/02                   150,000        156,570
300,000      Federal National Mortgage
             Assn.,  8.75% note, due
             6/10/96                    300,469        327,840
250,000      Federal National Mortgage
             Assn., 9.25% note, due
             4/10/97                    250,000        253,825
75,000       Federal National Mortgage
             Assn., 8.95% note, due
             7/10/97                    74,660         84,443
300,000      Federal National Mortgage
             Assn., 8.60% note, due
             12/10/97                   300,000        313,110
                                        3,930,114      4,123,896

             CORPORATE NOTES

200,000      Anheuser Busch Co., Inc.,
             8.75%, due 12/1/99         199,300        229,124
300,000      B.P. America, Inc. 9.375%,
             due 6/1/97                 300,000        305,904
200,000      Ch ubb Corp., 8.75%, due
              11/15/99                  199,500        229,186



Face Value
or Number
of Shares    Description                               Current
                                        Cost           Value

             CORPORATE NOTES (continued)
175,000      CoAmerica, Incorporated,
             9.75%, due 5/1/99          174,125        205,350
500,000      Eastman Kodak Company,
             7.25% due 7/1/99           495,250        530,230
250,000      Exxon Capital Corporation,
             7.875%, due 8/15/97        249,233        272,420
250,000      Ford Motor Credit Company,
             8.25%, due 5/15/96         249,375        268,515
300,000      General Electric Capital
             Corporation, 8.25%, due
             1/14/95                    299,772        312,795
200,000      General Mills, Inc.,
             9.05%, due 10/10/95        200,000        214,822
200,00 0     Republic New York
             Corporation, 8.375%,
             due 5/1/96                 199,666        216,032
300,000      SCE Capital Company,
             7.375%, due 12/15/03       287,064        319,218
200,000      Southwestern Bell Tel Co.,
             6.625%, due 4/1/05         198,660        202,468
250,000      Xerox Corp., 9.20%,
             due 7/15/99                250,000        275,115
                                        3,301,945      3,581, 179


Face Value
or Number
of Shares    Description                               Current
                                        Cost           Value

             CORPORATE STOCK
2,200        Akzo N V, common           73,584         106,425
2,600        Alco Standard Corp.,
             common                     81,583         142,350
7,800        Amcast Industrial Corp.,
             common                     93,756         164,775
4,000        American Greetings
             Corporation C/A, common    78,570         136,000
1,800        American International
             Group, Inc., common        100,596        157,950
2,600        American Telephone &
             Telegraph Co., common      97,871         136,500
3,000        BB & T Financial Corp.,
             common                     57,285         99,750
3,750        Banta Corporation, common  62,344         135,937
2,900        Baxter International,
             Inc., common               98,027         70,687
3,000        Beneficial Corp., common   116,014        114,750
362,474      Bob Evans Farms, Inc.,
             common                     1,357,219      7,929,119
10,000       Browning Ferris Industries,
              Inc., common              177,085        257,50 0
5,900        Cincinnati Financial Corp.,
             common                     145,000        315,650
14,000       Coca Cola Co., common      69,877         624,750
8,800        Cooper Tire & Rubber,
             common                     206,788        220,000
4,300        Crane Co., common          83,510         106, 425
3,900        Dow Chemical Co., common   222,186        221,325
2,000        DuPont E.I. DeNemours,
             common                     94,410         96,500
9,000        Duracell International,
             Inc., common               257,931        322,875
1,900        Eastman Kodak Co., common  118,266        106,875
3,200        Eaton Corporation,. common 80,9 28        113,625
5,000        Emerson Electric Co.,
             common                     289,775        301,250
1,80 0       Exxon Corp., common        88,012         161,600
3,000        FAD Ind's Inc., common     107,536        106,500
4,400        Ferro Corp., common        120,802        140,800
5, 700       GTE Corporation, common    178,323        199,500
8,000        General Electric Co.,
             common                     246,337        839,000
3,000        General Motors Corp.,
             common                     96,240         87,750
4,800        Glaxo Holdings PLC, common 95,347         100,200



Face Value
or Number
of Shares    Description                               Current
                                        Cost           Value

             CORPORATE STOCK (continued)
3,700        Harris Corporation, common 97 ,795        168,350
5,600        Hanson PLC, common         98,549         112,000
1,700        Hewlett Packard Co., common               79,251
134,300
5,838        Huntington Bancshares,
             Inc., common               56,739         137,922
1,600        ITT Corporation, common    91,557         1 46,000
4,400        Ingersoll Rand Company,
             common                     102,476        168,300
3,000        International Business
             Machines, common           368,160        169,500
2,100        Johnson Controls, Inc.,
             common                     108,282        111,562
4,900        K Mart Corp., common       94,495         105,350
4,000        La-Z-Boy Chair Company,
             common                     95,628         150,000
12,000       Limited, Inc., common      172,176        204,000
1,600        McGraw Hill, Inc., common  96,918         108,200
8,000        Millipore Corp., common    228,560        320,000
2,500        Minnesota Mining &
             Manufacturing Co., common  272,700        271,875
4,300        Mobil Corp., common        209,399        340,237
8,000        Nestle SA ADR, common      2 36,000       345,624
4,400        New Jersey Res. Corp.,
              common                    90,552         113,850
2,000        Northern States Power Co.,
              common                    65,581         86,250
5,000        Norw est Corp., common     53,176         121,875
5,000        Ogden Corp., common        122,164        113,750
2,500        J.C. Penney, Inc., common  117,895        131,562
4,700        Pf izer Inc., common       328,154        324,300
9,000        Philip Morris Companies
             Inc., common               108,106        500,625
2,100        Potlatch Corp., common     71,070         9 8,962
2,400        Proctor & Gamble Company,
              common                    97,980         136,800
6,000        Quixote Corp., common      90,420         106,500
4,000        Radiation System, Inc.,
              common                    63,436         61,000
1,300        Royal Dutch Petroleum Co.,
              common                    77,458         135,687



Face Value
or Number
of Shares    Description                               Current
                                        Cost           Value

             CORPORATE STOCK (continued)
15,000       Sara Lee Corp., common     217,2 37       375,000
12,700       Sherwin Williams Co.,
             common                     270,570        454,025
4,0 00       Society Corp., common      107,750        119,000
2,700        Southern Company, common   62,842         119,137
5,200        Standex Intl Corp., common 132,922        143 ,650
1,200        Super Foods Services,
             Inc., common               14,400         15,750
2,300        Textron, Inc., common      77,096         133,975
9,000        Tokheim Corp., common      110,835        117,000
2,100        TRW, Inc., common          126,168        145,425
3,50 0       Universal Foods Corp.,
             common                     123,002        112,438
2,000        U.S. West Inc., common     72,180         91,750
1,400        Warner Lambert Company,
             common                     100,189        94,500
5,300        Wolohan Lumber Co.         113,950        91,425
2,500        York International Corp.,
             common                     93,300         88,129
                                        10,212,320     20,541,953


Ownership                                              Estimated
Interest     Description                Book Value     Current
Value

             REAL ESTATE JOINT VENTURES
57.88%       Vantage Mortgage Fund      253,358        103,877
10.00%       Deer Creek Joint Venture   22,244         50,000
.17%         Winthrop California
             Investors Limited
             Partnership                327,378        78,000
                                        602,980        231,877

             TOTAL INVESTMENTS          $39,569,924  $52,059,408



              Bob Evans Farms, Inc. and Affiliates
                      401K Retirement Plan

        Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets


                        December 31, 1993


Asset Description                       Purchase       Selling
                                        Price          Price
Category (iii) - A series of transactions in
excess of 5% of plan assets

NCC Money Market Portfolio
 (Trust)                  211 Purchases  $15,229,198
                          251 Sales                     $15,290,656

Bob Evans Farms, Inc.
(common) *                 23 Purchases   2,464,313

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 1993.

*  Party-in-interest.



                         Current Value
                         of Asset on
Cost of                  Transaction                   Net Gain
Asset                    Date                          (Loss)
$15,229,198              $15,229,198
15,290,656               15,290,656                    $ -

2,464,313                2,464,313                     $ -


<EX-1>

                Exhibit 1

         Consent of Ernst & Young, Independent Auditors


We consent to the incorporation by reference in the Registration Statement
(Form S-8 No. 33-34149) pertaining to the 401K Retirement Plan of Bob Evans
Farms, Inc. and Affiliates and in the related Prospectus of our report dated
March 31, 1994, with respect to the financial statements and schedules of Bob Evans Farms, Inc. and Affiliates 401K Retirement
Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1993.





                                        ERNST & YOUNG





Columbus, Ohio
June 25, 1994
